

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Andrei Floroiu
Chief of Executive Officer
Vaxart, Inc.
385 Oyster Point Boulevard
Suite 9A
South San Francisco, CA 94080

      Re: Vaxart, Inc.
            Form 10-K for the fiscal year ended December 31, 2019
            File No. 001-35285

Dear Mr. Floroiu:

      We have reviewed your January 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2020 letter.

Form 10-K for the fiscal year ended December 31, 2019

Management's Discussion and Analysis, page 77
Results of Operations, page 80

1.   We have read your response to comment 1 in our letter dated December 28, 2020. Please revise this section of your future filings to more clearly disclose that due to the timing of cash flows under the HCRP agreement, royalty revenues for Inavir for the second, third and fourth quarters of any given year get passed through to HCRP such that there are no such revenues recorded for those periods, but that those passed-through amounts are instead recorded as non-cash royalty revenue related to the sale of future royalties. Revise this section as well as the risk factor on page 58 to clarify the extent to which the seasonality you experience in your revenue recognition is more attributable to when flu season occurs versus attributable to the timing of cash flows pursuant to the HCRP

agreement.

You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences